UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):     [ X ] Form 10-K    [    ] Form 20-F   [    ] Form 11-K   [   ]  Form 10-Q   [    ] Form N-SAR

                                For Period Ended:     December 31, 2010_

                                [   ] Transition Report on Form 10-K

                                [   ] Transition Report on Form 20-F

                                [   ] Transition Report on Form 11-K

                                [   ] Transition Report on Form 10-Q

                                [   ] Transition Report on Form N-SAR

                                For the Transition Period Ended:

                Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

MIT HOLDING, INC.____

Full Name of Registrant

CONVENTION ALL HOLDINGS, INC.

Former Name if Applicable

37 W. FAIRMONT AVE., SUITE 202

Address of Principal Executive Office (Street and Number)

SAVANNAH, GA 31406

City, State and Zip Code

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[     ]                         (a)           The reasons described in reasonable detail on Part III of this form could not be eliminated without unreasonable effort or expense;

[ X  ]                         (b)           The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[     ]                         (c)           The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail why the Form 10-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period, (Attach Extra Sheets if Needed)

                The Registrant will be delayed in filing its 10-K because the year-end review of the Registrant's financial statements for the year ending December 31, 2010 has not been completed.

PART IV-- OTHER INFORMATION

(1)           Name and telephone number of person in regard to this notification

                Walter H. C. Drakeford.                                              (540)                                                 361-7090

                                (Name)                                                  (Area Code)                                (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer no, identify report(s).                                X      Yes                     No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                Yes          x        No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A

MIT HOLDING, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     March 30 , 2010                                                                         By ___/s/ Walter H. C. Drakeford _______________

                                                                                                                         Walter H. C. Drakeford, CFO

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT A

            The Company’s revenues for the year ended December 31, 2010 were $6,400,042 compared to $9,510,627 for the year ended December 31, 2008.  The decrease in revenues was a result of increased use of mail order drugs.  Our costs of sales, however, decreased from approximately $5,000,00 in 2008 to $2,600,000 in 2009, thus our gross profit in 2009 was $3,737,000 as compared to $4,501,000 in 2008.